Mail Stop 4-7

      March 14, 2005


Via U.S. Mail and Fax: (415) 315-6350
Sandra Thomas Watson
Secretary
First Avenue Networks, Inc.
230 Court Square, Suite 202
Charlottesville, VA 22902


	Re:	First Avenue Networks, Inc.
		Registration Statement on Form S-3
		Filed February 10, 2005, as amended March 1, 2005
		File No. 333-122684

		Form 10-K for fiscal year ended December 31, 2004
		Filed February 10, 2005

		Form 8-K/A
		Filed February 10, 2005
		File No. 0-21091


Dear Mr. Turner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your Form S-3, and if appropriate, your Form 10-K in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3, as amended

General
1. We note that you have added selling shareholders and increased the number of shares being registered on behalf of selling shareholders in Amendment No. 1 to your Form S-3. Please confirm that the private offers of all the shares being registered for resale were complete at the time you first filed your Form S-3.
2. We note that you intend to incorporate by reference the information required by Part III of Form 10-K from your definitive proxy statement. Please note that this information must be filed prior to the effectiveness of your Form S-3. Therefore, prior to effectiveness, please file your definitive proxy statement or amend your Form 10-K to include the required information. See Interpretation 6 under Section H in the Publicly Available Telephone
Interpretations (July 1997). In addition, remove from your incorporation by reference section your definitive proxy statement for last year`s meeting. We may have further comments upon the filing of the information required by Part III of Form 10-K.

Prospectus Cover Page
3. Please remove all defined terms from the cover page of the prospectus. In this regard, it shouldn`t be necessary to define yourself as "First Avenue" or "the Company" as it is unlikely that readers will think that the shortened version of your name or references to the company refer to anyone else.

Summary, page 1
4. Please revise your summary to clearly explain what you do. In this regard, your reliance on technical and industry jargon may be confusing to an ordinary investor with no prior knowledge of terms such as "millimeter wave spectrum," "39GHz spectrum," "channel pops,"
"fixed wireless," "backhauling," "fiber optic networks," "cellular backhaul network," "wireless links" and "spectrum portfolio." Instead, describe what you do in concrete, everyday language.
5. Furthermore, please explain the significance of measures such as
"channel pops" and the population coverage of your licenses. For example, what is a channel, and why is the number of channels multiplied by the population covered by these channels important to understanding your current operations? In this regard, please explain, if true, that the actual number of customers and traffic over your network is substantially less that your license coverage and capacity.
6. To provide balance to your disclosure, clearly disclose the development stage of your business and the extent to which you are currently generating revenues from your products and services.
For
example, revise the beginning of your summary to discuss your history of net operating losses, negative operating cash flows and only nominal revenues from operations to date. Disclose that you only have nine employees and that you are in the process of developing your business. Disclose that you will need to build your infrastructure and operational capabilities to pursue the opportunities you have identified for your spectrum licenses. In this regard, disclose the extent to which the products and services you identify in the summary are generating revenues and are operational, and if not, what steps you must take to make them operational.

Risk Factors, page 1
7. Please consider adding a risk factor discussing the volatility in the valuation of your FCC licenses, and how this fluctuation could also cause volatility in the trading price of your stock. We note the $24.8 million impairment of the carrying value of your FCC licenses, how that impairment constituted over 50% of the prior carrying value of your FCC licenses and resulted in an expense, and how a third party recently determined the fair market value of your
FCC licenses to be $89 million.

	Our FCC licenses may be canceled..., page 2
8. The significance of your disclosure is difficult to understand without knowledge of FCC regulations and procedures. Please revise this risk factor to clarify the matter that is pending before the FCC, the licenses involved, and the potential violation of the FCC rules that may have occurred. In addition, please revise your risk factor heading to address this FCC matter.
9. Please remove the mitigating language from the last sentence of this risk factor.

      Our FCC licenses may not be renewed..., page 2
10. Please revise to explain "point-to-point" offerings and what it would mean to have constructed "four links per channel." To provide context, disclose whether the products and services you offer involve point-to-point offerings, and if so, the extent to which you have constructed the required four links per channel. In addition, to the extent material, clarify what percentage of your FCC licenses are subject to renewal in 2006.

Our spectrum leasing strategy may not be accepted, page 5
11. Please revise to explain the regulatory constraints that have hampered leasing small amounts of spectrum, and whether or not those regulatory constraints still exist.

In light of our brief operating history..., page 6
12. To provide context, briefly explain your strategy pre- and post-reorganization.

Selling Stockholders, page 9
13. The disclosure in the first two paragraphs on page 9 is difficult to follow due to your use of embedded lists of information. To make the disclosure more readable, we encourage you to break out the disclosure into bullet points.
14. In addition, please provide more information about the transactions and warrants issued in the transactions. For example,
* disclose the exercise prices and terms of all the warrants;
* identify the placement agent for the December 2004 private placement;
* explain why you disclose that the warrants were initially issued to the placement agent;
* explain how the interest component on the notes works and whether all the warrants have already been issued.

These are just examples.  We may have further comments.
15. We note that you have registered for resale the shares issuable upon exercise of the warrants issued in the December 2004 private placement. However, you state in the third paragraph on page 9 that you have not included those shares in the selling stockholders table because "none of the warrants are currently exercisable." Please explain this statement. If you are registering the shares underlying the warrants for resale, you must identify the selling stockholders of these shares and the amounts they may sell under the prospectus in the selling stockholders table. Furthermore, it appears from your disclosure in the second paragraph on page 9 that at least 50% of the warrants may be currently exercisable and that the rest of the warrants will become exercisable upon effectiveness of the registration statement. Lastly, we note that the total number of shares listed under the "Shares Being Offered" column equals the total number of shares being registered. This suggests that you have included the December 2004 warrants shares in the table. Please revise and advise.
16. In the third paragraph on page 9, you state that "the number of shares of common stock listed as beneficially owned and potentially offered by this prospectus represents the number of shares of common stock actually owned as of February 25, 2005" (emphasis added). Please explain what you mean by "actually owned." In this regard, share ownership should be computed on the basis of beneficial ownership as determined in accordance with Rule 13d-3.
17. In the third paragraph on page 9, you state that "no estimate can be given as to the amount or percentage of common stock that will be held by the selling stockholders upon termination of the offering."
This statement appears to contradict the disclosure in the table as well as the disclosure in footnote (1) to the table. Please revise or advise.
18. Please identify through footnote disclosure the selling stockholders that are affiliated with the placement agent for your December 2004 private placement. Disclose whether or not the affiliates purchased in the ordinary course of business and whether or not, at the time they acquired the securities, they had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

19. We note that you identify Loeb Partners Corporation as a registered broker-dealer. Since Loeb Partners is a broker-dealer, you must identified it as an underwriter, and you must use the form on which you are eligible to make a primary offering. Please revise the registration statement accordingly.

Plan of Distribution, page 16
20. You disclose that, "the selling shareholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales." Please tell us whether any selling shareholders have entered into such short sales. Please refer to interpretation #65 under Section A of the July 1997 Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Revise your disclosure accordingly.

Form 10-K for fiscal year ended December 31, 2004

General
21. Please revise your Form 10-K to comply with comments on the Form
S-3 that are applicable. In this regard, we note that the summary and risk factor disclosure in your Form S-3 is repeated in your Form
10-K. You should revise and clarify the corresponding and related disclosure throughout your Form 10-K.

Item 1.  Business, page 4

	Industry Discussion, page 4
22. To balance your disclosure, please briefly discuss the disadvantages of fixed wireless services and provide a cross-reference to your competition section where the potential advantages and disadvantages are discussed in more detail.

	Our Competition, page 8
23. Please discuss in more detail the comparative reliability and security of fixed wireless networks to provide context to your statement that "market perceptions as to reliability and security for the relatively earlier-stage wireless networks as compared to copper or fiber networks provide us with additional marketing challenges."

Item 7. Management`s Discussion and Analysis..., page 20
24. Please disclose the name of the large national telecommunications carrier that entered into an Express Net contract, to the extent material. Tell us what consideration you gave to filing this agreement as a material contract.
25. Please disclose in what regions you are currently leasing spectrum.
26. Your executive overview should provide context for the remainder of your discussion. Therefore, we encourage you to revise this overview to discuss your filing for Chapter 11 bankruptcy, your emergence from Chapter 11 in 2001, your primary business strategy before filing for Chapter 11, how your strategy changed after emerging from Chapter 11, how the acquisition of Teligent fits into that new strategy, and the most important matters on which the executives of First Avenue Networks focus in evaluating financial condition and operating performance.
27. Your management`s discussion and analysis should provide a discussion of any known trends, demands, commitments, events, and uncertainties that are likely to have a material impact on the company`s liquidity, capital resources, or results of operations in the future. For example,

* You have experienced substantial increases in your technical and network operations expenses, sales and marketing expenses and general and administrative costs and expenses. Do you expect that trend to continue for each expense? Why or why not?

* How do you expect your acquisition of Teligent`s assets to impact your operations and liquidity and capital resources?

* Since you are in the process of developing your spectrum leasing program and other opportunities that you have identified, what aspects of your business, including the operations you acquired from
Teligent, do you anticipate will contribute most to your revenues, expenses, etc.? What do you anticipate your capital expenditures will be for the development of your operations?

* You state that many of your FCC licenses will be subject to renewal starting in 2006, and that the renewal of those licenses is contingent upon a showing of "substantial service." How do you meet this standard? How does the requirement to meet this standard impact your results of operations, liquidity and capital resources? What would be the impact if your licenses are not renewed?

Liquidity and Capital Resources, page 22
28. Please provide a more detailed analysis as to why First Avenue Networks "believes that its cash resources are sufficient to fund its operations and capital requirements beyond 2005." You should describe in greater detail your short-term (12 months) and long-term cash requirements, including the amounts of these requirements. Your discussion should also focus on the funds necessary to maintain current operations, complete projects already underway, and achieve stated objectives and plans. Finally, you should discuss the sources of your short-term and long-term funding and the circumstances that are reasonably likely to affect those sources of liquidity. See Release No. 33-8056, <http://www.sec.gov/rules/other/33-8056.htm>.

Critical Accounting Matters and Significant Estimates, pages 24-25
29. You have identified those policies that you believe to be the most critical to the portrayal of your financial condition and results of operations. However, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures in future filings to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. You should analyze the factors that are subject to change and provide context in the form of sensitivity analysis and other quantitative disclosure to allow the reader to understand how and why these policies are critical to your results of operations, financial condition and cash flows. For additional guidance, refer to Item 303 of Regulation S-K as well as
Part Five of the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 2 - Summary of Significant Accounting Policies, pages 32-35
30. Tell us how you support your conclusion that your FCC licenses have an indefinite life when you explicitly state in MD&A (page
24)
that "the Company faces various contingencies including the renewal of its FCC licenses in 2006 to 2011 and changing FCC regulations" and in Note 11 (page 39) that "to obtain renewal of a 39 GHz license, the licensee must demonstrate that it has provided "substantial service" during its license term." Tell us in detail all the factors you considered in determining that your FCC licenses have indefinite lives.

Item 9A. Controls and Procedures, page 40
31. Please confirm, if true, that there were no changes (instead of no significant changes) in your internal controls during the quarter preceding the filing of the Form 10-K that materially affected, or were reasonably likely to materially affect your internal controls.
See Item 308 of Regulation S-K.
Form 8-K, filed February 10, 2005

Note 1 (to the Unaudited Pro Forma Consolidated Balance Sheet) -
Fair
Value of Common Stock Issued, Exhibit 99.2
32. Tell us how you considered paragraph 22 of FAS 141 in determining the fair value of the 25.2 million shares issued in exchange for the assets received from Teligent, Inc. It appears to us that the value you assigned to the shares issued in the acquisition differs from the quoted market price of your shares for a reasonable period of time before and after you announced the terms of the acquisition.

*	*	*	*

      Please amend your Form S-3, and if appropriate, your Form
10-K
in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paul Monsour, Staff Accountant, at (202)
942-
1909 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 824-5526, Kathleen Krebs, Special Counsel, at (202) 942-1990 or me at (202) 942-1990 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director




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First Avenue Networks, Inc.
March 14, 2005
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